

Mail Stop 3720

July 17, 2017

Hans Rigendinger
Chief Executive Officer
SunVesta, Inc.
Seestrasse 97, Oberrienden
Switzerland CH - 8942

> **Re:** **SunVesta, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 17, 2017**
> **File No. 0-28731**

Dear Mr. Rigendinger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications